WebMD Health Corp. 111 Eighth Avenue 7th Floor New York, NY 10011 212.624.3700 Phone

July 18, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Stephen Krikorian

Re:	WebMD Health Corp.
Form 10-K for the Year Ended December 31, 2012
Filed March 1, 2013
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012
Filed April 30, 2013
Form 10-Q for the Period Ended March 31, 2013
Filed May 10, 2013
File No. 001-35337

Dear Mr. Krikorian:

We received your letter dated July 3, 2013 setting forth an additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in response to the letter from WebMD Health Corp. (“WebMD” or the “Company”) to the Staff dated June 5, 2013. Our response to the additional comment is set forth below. For the convenience of the Staff, the additional comment is restated in bold prior to our response to such comment.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 66

1.	We noted that you state in your response to prior comment 3 that mobile usage trends as of December 31, 2012 did not have a material effect on the revenue. On page 17 of the Form 10-Q for the quarterly period ended March 31, 2013, you disclosed that the page views delivered by mobile increased again and that desktop page views were lower than the prior year. You also disclose that mobile is not yet a meaningful source of revenue. Explain why revenue has not been affected by the shift towards mobile usage. If another revenue stream is offsetting a decline due to the decrease in desktop page views, describe why you have not provided a discussion and analysis of that revenue stream.

Response: There has not been a direct correlation between the Company’s revenue trends and page view trends as the Company has had advertising impressions resulting from its aggregate page views in excess of what it has sold to advertisers and sponsors. Accordingly, the disclosed trends in desktop and mobile page views did not have an effect on our revenue trends in the year ended December 31, 2012 or in the quarter ended March 31, 2013 (or in prior periods) because the Company has had sufficient desktop page views to satisfy advertiser

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

July 18, 2013

demand. Mobile page views, although increasing, have not yet become a meaningful source of revenue to the Company, as advertisers have not yet committed significant portions of their advertising budgets to mobile platforms.

Additionally, under “Introduction – Background Information on Certain Trends and Developments Affecting Our Business – Traffic Trends” in Item 7 of the Form 10-Q for the quarterly period ended March 31, 2013, we indicated that: “…we expect to have more than enough desktop and tablet page view inventory on The WebMD Health Network to meet the expected demand from advertisers and sponsors for our services in 2013.” However, we recognize that continuation of the shift from desktop to mobile could affect future revenue and, accordingly, included disclosure under the same subheading in Item 7 of the Form 10-Q regarding that risk: “…if users access our services through mobile devices as a substitute for access through personal computers, or if our page views from desktop computers decline for other reasons, and if we are unable to successfully implement monetization strategies for our mobile services, our financial results could be negatively affected.”

We appreciate the Staff’s additional comment and request that the Staff contact the undersigned at (858) 759-6008 with any questions or comments regarding this letter.

Very truly yours,

/s/ Lewis H. Leicher

Lewis H. Leicher Senior Vice President and Assistant General Counsel

cc:	Luna Bloom, Securities and Exchange Commission
Amanda Kim, Securities and Exchange Commission
Jan Woo, Securities and Exchange Commission
David J. Schlanger, Interim Chief Executive Officer
Peter Anevski, Executive Vice President & Chief Financial Officer
Stephen Giove, Shearman & Sterling LLP